Exhibit 99.10
REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS ON
RECONCILIATION FROM CANADIAN GENERALLY ACCEPTED ACCOUNTING
PRINCIPLES TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED
STATES
To the Board of Directors and Shareholders of Brookfield Properties Corporation
We have audited the consolidated financial statements of Brookfield Properties Corporation and subsidiaries (the “Company”) as at December 31, 2008 and 2007 and for each of the years then ended, and the Company’s internal control over financial reporting as of December 31, 2008, and have issued our reports thereon dated March 6, 2009; such consolidated financial statements and reports are included in the Consolidated Financial Statements for the fiscal year ended December 31, 2008 listed as Exhibit 99.3 on Form 40-F. Our audits also included the Company’s reconciliation from Canadian generally accepted accounting principles to accounting principles generally accepted in the United States listed as Exhibit 99.4 on Form 40-F. This reconciliation from Canadian generally accepted accounting principles to accounting principles generally accepted in the United States is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits. In our opinion, such reconciliation from Canadian generally accepted accounting principles to accounting principles generally accepted in the United States, when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
/s/ Deloitte & Touche LLP
Independent Registered Chartered Accountants
Licensed Public Accountants
Toronto, Canada
March 6, 2009